Filed by Mobix Labs, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Peraso, Inc.

(Commission File No. 000-32929)

Mobix Labs Files Form 425 With the SEC, Announces Intention to Launch Hostile Tender Offer for Peraso; Criticizes Recent Dilutive Financing and Efforts to Restrict Shareholder Communications

September 13, 2025

IRVINE, Calif.--(BUSINESS WIRE)--Sep. 13, 2025-- Mobix Labs, Inc. (NASDAQ: MOBX) (“Mobix Labs”) today announced that it has filed a Form 425 with the U.S. Securities and Exchange Commission formally announcing its intention to commence a hostile exchange offer to acquire all outstanding shares of Peraso, Inc. (NASDAQ: PRSO) (“Peraso”). The proposed offer is expected to consist of a mix of cash and Mobix Labs common stock, which Mobix Labs believes will provide Peraso shareholders both immediate value and ongoing participation in the upside of the combined company.

Peraso Attempts to Silence Shareholders

Following exploratory discussions, Peraso’s board of directors conditioned further engagement on Mobix Labs agreeing not to communicate directly with Peraso shareholders — a demand that, in Mobix Labs’ view, deprives investors of transparency and a fair assessment of their options.

“Peraso shareholders deserve transparency and a clear path to value,” said Keyvan Samini, President and Chief Financial Officer of Mobix Labs. “Instead, Peraso’s board has attempted to restrict outside voices while taking actions that, in our opinion, harm its own investors. Mobix Labs believes it offers a better alternative: immediate cash, stock in a stronger combined company, and a proven management team committed to growth. We remain open to a negotiated agreement, but we will not be prevented from speaking directly to Peraso shareholders.”

Peraso Dilutes Investors in Middle of Sale Process

Mobix Labs believes Peraso’s most recent financing agreement is highly dilutive and raises serious governance concerns as it is undertaken in the middle of a sale process. Last week Peraso reduced the exercise price of certain existing warrants resulting in the issuance of 952,380 new shares, while simultaneously issuing new warrants for 100% of the exercised shares, with a term of five and a half years.

In Mobix Labs’ view, this transaction effectively doubled dilution for existing stockholders while handing out cheap, long-dated equity. Peraso also agreed to register the resale of these new warrant shares within 30 days, increasing near-term selling pressure. After 20 days Peraso can once again pursue dilutive financing in the middle of this sales process.

“In our opinion, this dilutive financing made the company less attractive to buyers, and entrenches management at the direct expense of stockholders,” said Samini. “Rather than protecting investors during a sale process, Peraso chose to issue discounted stock and long-dated warrants — a move that undermines shareholder value exactly when it should be preserved.”

A Stronger, More Diversified Competitor

In Mobix Labs’ view, the proposed combination would unite Peraso’s 60 GHz millimeter wave product line with Mobix Labs’ fast-growing aerospace, defense, and wireless businesses, creating a more diversified competitor with greater scale, technology breadth, and customer reach.

Mobix Labs’ Access to Financing to Close Transaction

Mobix Labs has access to an equity line of credit with a headline capacity of up to $100 million. The actual amount available under this facility depends on share availability and prevailing market prices, which may limit the company’s ability to draw the full amount at any given time. Nevertheless, Mobix Labs believes that this facility, together with other available sources of financing, will provide sufficient resources to fund the proposed tender offer. The company expects to be in a position to close the transaction within approximately 75 days of commencement if Peraso does not actively interfere with the transaction.

The exchange offer will be launched following the filing of a Registration Statement on Form S-4 with the SEC. Closing of the contemplated transaction would be subject to satisfaction of closing conditions, including receipt of required stockholder approval, receipt of financing, Peraso’s removal of anti-takeover devices, the effectiveness of the Registration Statement on Form S-4, and any regulatory approvals.

Additional Information

This press release does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Mobix Labs has made for a business combination transaction with Peraso. In furtherance of this proposal and subject to future developments, Mobix Labs (and, if applicable, Peraso) may file one or more registration statements, proxy statements, tender or exchange offers or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Mobix Labs and/or Peraso may file with the SEC in connection with the proposed transaction.

Investors and security holders of Mobix Labs and Peraso are urged to read the proxy statement(s), registration statement, tender or exchange offer document, prospectus and/or other documents when filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Mobix Labs and/or Peraso, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Mobix Labs through the web site maintained by the SEC at www.sec.gov, and by visiting Mobix Labs’ investor relations site at www.investors.mobixlabs.com.

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Mobix Labs and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Mobix Labs’s executive officers and directors in the Annual Report on Form 10-K for the year ended September 30, 2024 filed by Mobix Labs with the SEC on December 26, 2024. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Mobix Labs’ investor relations site at www.investors.mobixlabs.com.

About Mobix Labs

Mobix Labs, Inc. (Nasdaq: MOBX) is a provider of advanced connectivity and defense technology solutions for mission-critical applications. The company’s products are deployed in leading defense platforms and advanced communication systems worldwide.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or comparable terminology. These statements include, but are not limited to, statements regarding Mobix Labs proposal to acquire Peraso , the structure, terms, timing and certainty of any such transaction, the targeted 75-day closing timeframe, expectations regarding financing sources and the availability of capital to fund the proposed transaction, anticipated synergies, cost savings, operating efficiencies, and other potential benefits of the proposed combination, expectations about accretion to earnings, revenue growth, expansion of product portfolios and markets, the strategic rationale for the proposed combination and the belief that Mobix Labs and Peraso are a strong strategic fit, and the ability of the combined company to compete effectively in aerospace, defense, wireless, millimeter wave, and related markets.

These forward-looking statements are based on Mobix Labs’ current expectations, beliefs, and assumptions regarding future events and are subject to numerous risks, uncertainties, and assumptions that could cause actual results to differ materially from those described. Important factors that could cause actual results to differ materially include the ability to reach a definitive agreement with Peraso, Peraso’s willingness to engage in negotiations, the outcome of any tender offer, exchange offer, or solicitation, satisfaction of closing conditions, stockholder and regulatory approvals, and potential delays in consummating the transaction. Risks also include the availability and terms of financing, reliance on external capital sources, market volatility that could affect Mobix Labs’ ability to raise funds on acceptable terms, and the impact of financing on Mobix Labs’ stock price and capital structure. Additional risks relate to the integration of Peraso’s operations, technology, employees, and systems, unanticipated costs of integration, challenges in realizing expected synergies and efficiencies, disruptions to business relationships, and the diversion of management attention from ongoing operations.

Further risks involve the performance of the combined business, dependence on key personnel, competition and pricing pressures, supply chain challenges, customer demand variability, and risks related to new product development and commercialization. There are also regulatory, legal, and governance risks, including obtaining necessary regulatory approvals on acceptable terms, compliance with securities laws and Nasdaq rules, litigation relating to the proposed transaction, and potential fiduciary duty claims against Peraso’s directors. Broader market and macroeconomic risks could also impact the transaction, including changes in defense and aerospace spending, global economic conditions, inflation, interest rate and currency fluctuations, geopolitical developments, trade restrictions, and cyclical trends in wireless and semiconductor markets. In addition, volatility in the trading prices of Mobix Labs’ and Peraso’s securities, potential dilution to stockholders, and factors discussed in Mobix Labs’ filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, may also cause results to differ materially from forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Mobix Labs undertakes no obligation to update or revise forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.